UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Earth Gen-Biofuel Inc.
(Name of Issuer)
Common Stock Purchase Warrant
(Title of Class of Securities)
27031P 20 9.
(CUSIP Number)
October 05, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 27031P 20 9.

1	NAME OF REPORTING PERSON Grand Avenue Investments LP - Series 3 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 83-0566909
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 54,340,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 54,340,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,340,000 See Exhibit for discussion of warrants.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.65%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 27031P 20 9.
ITEM 1(a).	NAME OF ISSUER: Earth Gen-Biofuel Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 9875 Scottish Glen Court Las Vegas, NV 89178
ITEM 2(a).	NAME OF PERSON FILING: Grand Avenue Investments LP - Series 3
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 285 Grand Avenue, Bldg. One Englewood, NJ 07631
ITEM 2(c).	CITIZENSHIP: Delaware, United States
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock Purchase Warrant.
ITEM 2(e).	CUSIP NUMBER: 27031P 20 9.
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
54,340,000
(b) Percent of class:
7.65%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
54,340,000
(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or direct the disposition of:
54,340,000
(iv) shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 27031P 20 9.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 16 2020	Grand Avenue Investments LP - Series 3 By: /s/ Alan S. MacKenzie, Jr. Name: Alan S. MacKenzie, Jr. Title: Chief Financial Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 27031P 20 9.
Grand Avenue Investments LP Series 3 owns a warrant to purchase 33,400,000 shares of EGBB common stock for $0.02 per share on or before September 26, 2022.

Grand Avenue Investments LP Series 3 owns a warrant to purchase 16,000,000 shares of EGBB common stock for $0.02 per share on or before July 28, 2023.

Grand Avenue Investments LP Series 3 owns a warrant to purchase 3,340,000 shares of EGBB common stock for $0.02 per share on or before June 30, 2023.

Grand Avenue Investments LP Series 3 owns a warrant to purchase 1,600,000 shares of EGBB common stock for $0.02 per share on or before June 30, 2023.

The exercise provisions of all four warrants stipulate that an exercise will be completed via a cashless exercise in which the warrant holder will receive the number common shares with a market value equal to the intrinsic (in-the-money) value of the warrant at the time of the exercise.